

Mail Stop 3030

June 8, 2018

Shawn Vadala
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, OH 43240

  Re: Mettler-Toledo International Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed February 9, 2018
    File No. 001-13595

Dear Mr. Vadala:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Kevin J. Kuhar

       Kevin J. Kuhar
       Accounting Branch Chief
       Office of Electronics and Machinery